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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR 2 6 2011

SEC FILE NUMBER
8- 52937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/10_ AND ENDING _12/31/10_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Spartan Securities Group, Ltd.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 2nd Avenue South, Suite 300N

(No. and Street)

St. Petersburg	Florida	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Lopez   (727) 289-0010

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randall N. Drake, CPA, P.A.

(Name – if individual, state last, first, middle name)

1981 Promenade Way	Clearwater	Florida	33760
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

n.a.
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OATH OR AFFIRMATION

I, David Lopez _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spartan Securities Group, Ltd. _____, as of December 31 _____, 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None
_____

_____

_____

_____
Signature

Chief Compliance Officer
_____
Title

_____
C Campassi
Notary Public

CHRISTY CAMPASSI
Commission # DD 908439
Expires July 19, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_*For conditions of confidential treatment of certain portions of this filing, see section 210.17a-5(e)(3)_

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

Financial Statements and
Supplementary Information
as of and for the year ended
December 31, 2010

TABLE OF CONTENTS

Randall N. Drake, CPA, P.A.

1981 Promenade Way

Clearwater, FL 33760

727.536.4863

Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Spartan Securities Group, Ltd.
St. Petersburg, Florida

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. as of December 31, 2010 and the related statements of operations and changes in partners' equity and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements taken as a whole.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Spartan Securities Group, Ltd. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randall N. Drake, CPA, P.A.
Clearwater, Florida
February 24, 2011

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and equivalents	$ 90,978
Deposit with clearing organization	400,152
Commissions receivable from clearing broker	276,321
Securities owned – marketable securities at market value	68,927
Furniture, fixtures and equipment, net	-0-
Other assets	18,754
TOTAL ASSETS	**$ 855,132**

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES

Commissions payable	$ 168,589
Accounts payable	79,271
Securities sold, not purchased - marketable securities at market value	54,987
Accrued liabilities	62,232
Note payable to affiliate	59,000
TOTAL LIABILITIES	**415,079**

PARTNERS' EQUITY	**440,053**
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$ 855,132**

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE

Trading gains and losses	$ 1,893,130
Securities commissions and fees	98,292
Other	3,326
Interest and dividend income	24,357
TOTAL REVENUE	2,119,105

OPERATING EXPENSES

Compensation, benefits and commissions	1,041,741
Communications and information technology	268,632
Other administrative expenses	340,275
Clearance and execution costs	470,727
Occupancy and equipment costs	83,536
Business development costs	6,458
Interest expense	-0-
TOTAL OPERATING EXPENSES	2,211,369
NET LOSS	$ (92,264)

See notes to financial statements.

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SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	General Partner	Limited Partners	Total
Partner Equity – December 31, 2009	$ 531,210	$ 102.399	$ 633,609
Capital contributions	-0-	50,000	50,000
Partners' distributions	(103,162)	(48,130)	(151,292)
Net loss allocation	(77,564)	(14,700)	(92,264)
Partners' Equity – December 31, 2010	$ 350,484	$ 89,569	$ 440,053

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (92,264)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,602
Increase (decrease) in cash flows from changes in:	
Receivable from clearing organization	139,894
Securities owned	51,506
Deposit with clearing broker	-0-
Other assets	86,477
Accounts payable	42,963
Accrued liabilities	(26,026)
Securities sold, not purchased	(175,082)
Commissions payable	44,828
NET CASH PROVIDED BY OPERATING ACTIVITIES	74,928

CASH FLOWS FROM INVESTING ACTIVITIES   -0-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from note payable to affiliate	50,000
Capital contributions	50,000
Partner withdrawals	(151,292)
CASH USED IN FINANCIANG ACTIVITIES	(51,292)
NET CHANGE IN CASH AND CASH EQUIVALENTS	23,636
CASH AND CASH EQUIVALENTS – December 31, 2009	67,342
CASH AND CASH EQUIVALENTS – December 31, 2010	$ 90,978

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid during the year	$ -0-

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (The "Partnership") is a Florida limited partnership that is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the US Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

The Partnership consists of a General Partner and certain Limited Partners. Profits and losses are allocated to individual partners' capital accounts in proportion to their individual interests. The Partnership was originally formed in July 2000; however, an Amended and Restated Agreement of Limited Partnership became effective May 30, 2004. The Partnership will continue in existence until December 31, 2011, unless extended by the General Partner to a date not later than December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates included in the accompanying financial statements include the valuation of securities owned and securities sold, not yet purchased. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to this matter.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. The following summarizes the Partnership's accounting policies:

6

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis and the recognition of commission income and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Cash and Cash Equivalents and Deposit with Clearing Broker – The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds, as well as all other highly liquid investments with an original maturity of three months or less.

Fair Value of Securities – Securities owned – marketable equities and securities sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties. Not readily marketable securities are valued at the estimated fair value of the securities.

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NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Clearing Broker and Allowance for Doubtful Accounts – Our credit terms for our receivable from the clearing broker are typically net 30 days. We perform ongoing credit evaluation of our clearing broker and do not require collateral to support the collectability of such receivable. Receivables are determined to be past due if payment is not made in accordance with the terms of our contracts and receivables are written off when they are determined to be uncollectible. .The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2010 have been recovered subsequent to year end.

Furniture, Fixtures and Equipment –Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. Expenditures for repairs and maintenance are charged to operations as incurred.

Long-lived Assets – The Partnership evaluates the recoverability of long-lived assets and the related estimated remaining lives when events or circumstances lead management to believe that the carrying value of an asset may not be recoverable. At December 31, 2010, management believes that all of its remaining long-lived assets are recoverable.

Income Taxes - The Partnership is not subject to federal and state income taxes; therefore, no provision for income taxes is provided in these financial statements. Each partner will report their pro rata share of the Partnership's operations on their respective income tax return.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2010. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

NOTE C – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Partnership clears substantially all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. At December 31, 2010, the amount receivable from clearing broker of $276,321 consists of fees and commissions receivable and proceeds from proprietary trading activity. At December 31, 2010, the amount payable to broker relates to proprietary securities transactions and is collateralized by securities owned and the deposit with the clearing broker.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2009, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 68,927	$ (62,232)

NOTE E – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Lease – The Partnership leases its office space under an operating lease agreement expiring in October 2016 and provides for annual renew terms as follows:

2012	$ 32,232
2013	32,232
2014	33,298
2015	35,228
2016	30,241

Management Fee - Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. There were no management fees incurred as the General Partner permanently waived the requirement to receive such fees for the year ended December 31, 2010.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments consist of cash, evidence of ownership in an entity and contracts that both (i) impose on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (ii) conveys to that second entity a contractual right (a) to receive cash or another financial instrument from the first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity. Accordingly, the Partnership's financial instruments consist of cash and cash equivalents, the amounts due to and from the clearing broker, securities owned and sold, not yet purchased, accounts and commissions payable and accrued liabilities.

The carrying values of the Partnership's cash and cash equivalents, receivable and payable to the clearing broker, securities sold and owned, not yet purchased, accounts and commissions payable and accrued liabilities approximates their respective fair values due to their short-term nature.

As such, financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist primarily of cash and cash equivalents. With respect to cash and cash equivalents, the Partnership frequently maintains such balances in excess of federally insured limits. The Partnership has not experienced any losses in such accounts.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE G – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Partnership's net capital of $402,049 was $179,449 in excess of its required net capital of $188,000. At December 31, 2010, the Partnership's aggregate indebtedness to net capital ratio was 0.88 to 1.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE II – LITIGATION

In the ordinary course of business, the Partnership is subject to inquiries and proceedings by financial industry regulatory bodies and other governmental agencies, which may lead to claims and judgments for unspecified damages.

The Partnership believes it has strong defenses in all significant matters, currently pending, and is contesting the liability and damages claimed. However, some of these matters may result in adverse judgments or awards, or the Partnership may choose to settle some or all matters, due to the associated risk of continuing.

The Partnership believes it is not possible to determine whether a loss will be incurred, or to estimate any potential losses, that would be material to the financial statements. Based on current information, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition or cash flows of the Partnership

SUPPLEMENTARY INFORMATION

SPARTAN SECURITIES GROUP, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Net Capital		
Total partners' equity	$	440,053
Deduct partners' equity not allowable in computation of net capital		--
Total partners' equity qualified for net capital		440,053
Deductions and/or charges		
Nonallowable assets:		
Other assets		18,000
Net capital before haircuts on securities position (tentative net capital)		422,053
Haircuts on securities		17,004
Net Capital	$	402,049
Less minimum net capital requirements per Rule 15c3-1		188,000
Excess net capital	$	217,049
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	179,449
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	168,589
Accounts payable		79,271
Accrued liabilities		62,232
Note payable to affiliate		50,000
Total aggregate indebtedness	$	360,092
Ratio: aggregate indebtedness to net capital		88 %
Reconciliation of net capital		
Net capital as reported on the Company's Part II unaudited FOCUS report	$	405,049
Audit adjustments		--
Net capital per audit report, above	$	405,049

SPARTAN SECURITIES GROUP, LTD.

COMPUTATION OF DETERMINATON OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

SPARTAN SECURITIES GROUP, LTD.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

SPARTAN SECURITIES GROUP, LTD.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2010

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

Randall N. Drake, CPA, P.A.

1981 Promenade Way

Clearwater, FL 33760

727.536.4863

Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Partners
Spartan Securities Group, Ltd.
St. Petersburg, Florida

In planning and performing our audit of the financial statements of Spartan Securities Group, Ltd. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Randall N. Drake CPA P.A.

Randall N. Drake, CPA, P.A.
Clearwater, Florida
February 24, 2011

Randall N. Drake, CPA, P.A.

1981 Promenade Way

Clearwater, FL 33760

727.536.4863

Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES PERFORMED ON SIPC FORM SIPC-7

To the Partners
Spartan Securities Group, Ltd.
St. Petersburg, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Spartan Securities Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Spartan Securities Group, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spartan Securities Group, Ltd.'s management is responsible for the Spartan Securities Group, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's QuickBooks general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing the revenue and items deducted from revenue noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers summarizing the revenue and items deducted from revenue supporting the adjustments noting no differences.

To the Partners
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Randall N. Drake CPA P.A.

Randall N. Drake, CPA, P.A.
Clearwater, Florida
February 24, 2011

WORKING COPY

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31___, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Spartan Securities Group, Ltd.
100 2nd Avenue South, # 300N
St. Petersburg, FL 33701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Lopez (727) 289-0010

2. A General Assessment (item 2e from page 2) .... $ 4,114.82

  B Less payment made with SIPC-6 filed (exclude interest) .... (2,398.00)
    8/2/10
    Date Paid

  C Less prior overpayment applied .... (_____)

  D Assessment balance due or (overpayment) 1,716.82

  E Interest computed on late payment (see instruction E) for ____days at 20% per annum .... _____

  F Total assessment balance and interest due (or overpayment carried forward) ..... $ 1,716.82

  G PAID WITH THIS FORM
    Check enclosed, payable to SIPC
    Total (must be same as F above) .... $ 1,716.82

  H Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spartan Securities Group, Ltd.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 _____

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
  Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1____ 20 _10_
and ending _12/31___ , 20 _10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __2,119,105__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __2,451__

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __470,427__

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C)

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5 Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   __473,178__

2d. SIPC Net Operating Revenues $ __1,645,927__

2e. General Assessment @ .0025 $ __4,114.82__

(to page 1, line 2.A.)

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